Exhibit 1.07

CDC Mobile to Develop Mobile Applications for Local Government Organizations in China

Beijing, June 28, 2007 — CDC Mobile, a leading provider of mobile value-added services (“MVAS”) in China and a business unit of CDC Corporation (NASDAQ: China), announced today it will develop mobile applications for the Ying Kou City Police Department and Jin Zhou City Education Department.

For the Ying Kou City Police Department, CDC Mobile will develop a SMS alert system to aid mobile subscribers when they cannot call the police. With the planned system, mobile subscribers can send an alert message that will sound the alarm at the police department, so police can respond to the emergency quickly. The system will also enable the police department to obtain valuable statistics and reports from the system database according to different classifications.

For the Jin Zhou City Education Department, CDC Mobile will develop a SMS test administration system. The system, using SMS services provided by CDC Mobile, will enable the city’s tens of thousands of students to receive important notifications, and obtain crucial information about their tests, among other things.

In addition to the projects for the Ying Kou City and Jin Zhou City governments, CDC Mobile has successfully completed several projects for other local governments, including SMS voting projects for the Liaoning provincial government, Chang Tu City government, and Diao Bing Shan City government.

“These projects demonstrate local governments’ trust and recognition of CDC Mobile as a technology leader and a responsible provider.” said Xiaowei Chen, Ph.D., president of China.com Inc. “These projects also represent a new company strategy, to offer customized service applications for enterprises and government offices in China. We anticipate similar service projects will be supported through CDC’s Nanjing Development Center, which is planned to be opened during the summer of 2007. We are actively exploring more opportunities to develop service applications for our MVAS business. Leveraging our deep local knowledge and advanced Nanjing development center, we are confident that our mobile applications will create value for a wide variety of organizations in China.”

About CDC Mobile
CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces. In January 2007, CDC Mobile launched a (U.S.) $100 million investment program targeting strategic investments in leading 3G content providers in North Asia and Europe that can be leveraged to gain first-mover advantage in the anticipated 3G marketplace in China.

About China.com Inc.
China.com is a leading operator of Internet portals serving a broad range of audiences in China. In 2006, the company was chosen as the first to host Google’s Video Adsense, serving video ads targeted at China’s English-speaking audience. China.com has also been appointed by the Jilin Government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the development of an SMS alert system for the Ying Kou City Police Department, SMS test administration system for the Jin Zhou City Education Department, SMS voting project for the Liao Ning provincial government, Chang Tu City and Diao Bing Shan City, the completion of the Nanjing Development Center, and success of CDC Mobile’s strategy to offer customized service applications for enterprises and government offices in China,. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following, the ability of CDC Mobile to successfully build customized service applications using mobile services; the timing of the completion of the Nanjing Development Center; the ability to make changes in business strategy, development plans and product offerings; and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Public Relations

Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259-8510
Email: Monish.bahl@cdcsoftware.com